Filed by Novus Capital Corporation II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Novus Capital Corporation II

Commission File No.: 001-39982

SOPHIE VORRATH	RENEW ECONOMY	02.02.2022

Energy Vault inks massive China deal for gravity-based storage project

The gravity-based, long duration energy storage technology of Swiss company Energy Vault has gained a foothold in the potentially massive China market, through a deal that will kick off with a100MWh project in the Jiangsu Province in the second half of the year.

Energy Vault said this week it had signed a $50 million License and Royalty agreement with US-based Atlas Renewable and its majority investor China Tianying to deploy its proprietary gravity energy storage technology and management software platform in China, Hong Kong and Macau.

As part of the deal, Atlas Renewable would also invest an additional $50 million to “upsize” Energy Vault’s current private placement investment (“PIPE”) from $150 million to $200 million, the companies said.

The $50 million in technology licensing would form part of a multi-year agreement geared toward future multi-GWh deployments of Energy Vault’s innovative EVx platform, with the first 100MWh facility to begin in 2022 at a pre-selected site in Rudong, Jiangsu Province, outside of Shanghai.

The companies would also assess the reuse of available waste materials such as coal combustion residuals, mine tailings, waste fiberglass and concrete debris to make up the “mobile masses” used in the construction of the gravity energy storage systems.

Energy Vault’s “gigawatt scale” technology is a kinetic energy based solution inspired by pumped hydro, but using blocks of solid material instead of water.

Energy Vault’s eco-friendly composite blocks – which will be made by re-using waste material, including wind-turbine blades – are lifted to store electricity and lowered when it is needed again, using gravity to generate the power as they descend.

In a statement on Wednesday, Energy Vault CEO and co-founder, Robert Piconi, said that while entering the China market was “not originally a part of our five-year business plan,” it was a welcome early mark.

“Our agreement with Atlas Renewable and broader relationship with China Tianying marks a significant new milestone representing the company’s first licensing agreement and also the expansion of our global footprint into what will become the largest renewable energy storage growth market in the world over the next 10 years,” said Piconi

“The incremental investments and licensing fees of $100 million this year create tremendous financial flexibility for Energy Vault to execute our plans across the globe to progress our mission of decarbonising the planet,” he said.

The $50 million investment tip-in by Altlas Renewable follows the $50 million upsize investment form Korea Zinc, just last month, in a deal that will see Korea Zinc’s Australia-based subsidiary, Sun Metals, deploy Energy Vault’s technology at its north Queensland zinc refinery.

Also in Australia, Energy Vault signed an MoU with Australian resources giant BHP in December of 2021, which also agreed to assess local supply chain collaboration and eco-brick manufacturing.

Atlas Renewable chair said this week that it sees broad applications for implementing Energy Vault’s gravity energy storage and power generation system throughout China and its territories.

“[Energy Vault’s] technology removes a key obstacle to full utilisation of energy produced globally from green energy sources,” said Atlas Renewable CEO Eric Fang.

“Following China’s commitment to achieving Carbon Peak in 2030 and Carbon Neutrality in 2060, renewable energy storage is and will be the answer.”

“We have a core strategic synergy with Energy Vault in the sustainable way they have designed their system to take advantage of waste materials for recycling to avoid landfilling these materials, and this will be a strong advantage of our cooperation,” added China Tianying chair Yan Shengjun.

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Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “designed,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, Energy Vault’s readiness to go to market, expectations and timing related to the rollout of the business of Energy Vault, Inc. (“Energy Vault”) and timing of deployments, including with respect to any customer agreements, expectations with respect to revenue generated under such agreements and the consummation of such agreements, the proposed features and designs of the EVx and the Energy Vault Resiliency Center (EVRC) platforms, the availability of low-cost and locally sourced materials to produce “mobile masses,” ability to service customer expectations, customer growth and other business milestones, potential benefits of the proposed business combination and PIPE investment (the “Proposed Transactions”), and expectations related to the timing of the Proposed Transactions.

These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Energy Vault’s management and the management of Novus Capital Corporation II (“Novus”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Energy Vault and Novus.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the stockholders of Novus or Energy Vault is not obtained; failure to realize the anticipated benefits of the Proposed Transactions; risks relating to the uncertainty of the projected financial information with respect to Energy Vault; risks related to the rollout of Energy Vault’s business and the timing of expected business milestones; risks related to the inability or unwillingness of Energy Vault’s customers to perform under sales agreements; risks related to Energy Vault’s ability to perform under sales agreements; risks related to Energy Vault’s receiving partial payment in the form of subordinated debt; risks related to timing delays that impact the sales price due to Energy Vault under its announced agreement with DG Fuels demand for renewable energy; ability to commercialize and sell its solution, including at anticipated sizes, costs, capacities and capabilities; ability to negotiate definitive contractual arrangements, such as purchase orders and sales agreements, with potential customers, including with DG Fuels, as contemplated by the announced agreement; the impact of competitive technologies; ability to obtain sufficient supply of materials; ability to obtain necessary permits and meet building code specifications; ability to protect its intellectual property; the impact of Covid-19; global economic conditions; ability to meet installation schedules; construction and permitting delays and related increases in costs; risks related to the performance of systems delivered to DG Fuels; the effects of competition on Energy Vault’s future business; the amount of redemption requests made by Novus’ public shareholders; and those factors discussed in Novus’ Registration Statement on Form S-4 relating to the business combination under the caption “Risk Factors”, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and the definitive proxy statement/prospectus, in each case, under the heading “Risk Factors,” and other documents of Novus filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Novus nor the Company presently know or that Novus and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Novus’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Novus and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Novus and the Company may elect to update these forward-looking statements at some point in the future, Novus and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Novus’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

This communication is being made in respect of the proposed merger transaction involving Novus and Energy Vault. Novus has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus of Novus, and certain related documents, to be used at the meeting of stockholders to approve the proposed business combination and related matters. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed out to Novus’s stockholders. Investors and security holders of Novus are urged to read the definitive proxy statement/prospectus, as well as any amendments and supplements thereto and other relevant documents that will be filed with the SEC, carefully and in their entirety because they contain important information about Energy Vault, Novus and the business combination. Investors and security holders are also be able to obtain copies of the Registration Statement and other documents containing important information about each of the companies as and when such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

Novus and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Energy Vault and its executive officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of Novus is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and in the definitive proxy statement/prospectus. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are included in the definitive proxy statement and other relevant materials filed or to be filed with the SEC when they become available. Novus stockholders and other interested persons should read the definitive proxy statement carefully before making any voting decisions. As they become available, these documents can be obtained free of charge from the sources indicated above.